Daleco Resources Corporation
17 Wilmont Mews, 5th Floor, West Chester, PA 19382 * 610.429.0181 * Fax 610.429.0818

May 11, 2011

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Daleco Resources Corporation
File No. 000-12214
Form 10-K for Fiscal Year Ended September 30, 2010
Filed January 13, 2011
Definitive Proxy Statement on Schedule 14A Filed January 28, 2011

Dear Mr. Schwall:

The following items are in response to the comments contained in the letter dated April 5, 2011:

Form 10-K for Fiscal Year Ended September 30, 2010

General

1.
We note your disclosure throughout that you are authorized to issue 100,000,000 shares of common stock and 20,000,000 shares of preferred stock. We also note your filed articles of incorporation, which state that you are authorized to issue 50,000,000 shares of common stock. Please reconcile these apparent inconsistencies.

Answer:  The Registrant will file the applicable amendment (filed with the Nevada Secretary of State on June 26, 2009) with the Form 10-Q for the quarterly period ended March 31, 2011.

2.
In addition, please revise your exhibit index to correctly reference the filings to which you are incorporating by reference. For example, and without limitation, you indicate that your articles of incorporation were filed as Appendix B to your proxy statement filed February 4, 2002 even though they were filed as Appendix A and your proxy statement was filed on February 6, 2002. In addition, please note that you may not incorporate by reference exhibits that are incomplete or not in final form. See Instruction 1 to Item 601 of Regulation S-K. Please revise accordingly.

Daleco Resources Corporation
17 Wilmont Mews, 5th Floor, West Chester, PA 19382 * 610.429.0181 * Fax 610.429.0818

Answer:  The Registrant will revise the Exhibit Index with the Form 10-K for the fiscal year ending September 30, 2011.

3.
Please provide the basis for not reporting under Form 8-K the June 2009 private placement, the entry into a license agreement in February 2010 and related share issuance and the June 2010 dispositions. In your response, please address why no agreements relating thereto are filed with the Commission.

Answer:

Information regarding the June 2009 Private Placement (an offering under the provisions of Regulation D of the Securities Act of 1933) has been included in the information contained in periodic reports (Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Notes to Consolidated Financial Statements and applicable Items of Forms 10-Q and 10-K). No report on Form 8-K has been required to be filed as the equity securities sold, in the aggregate, since the last periodic report constitute less than 5% of the number of shares outstanding of the class of equity securities sold.

Entry into a License Agreement in February 2010 and related share issuance – No report on Form 8-K was required to be filed as (1) the equity securities sold, in the aggregate since the last periodic report constitute less than 5% of the number of shares outstanding of the class of equity securities sold and (2) the License Agreement was entered into in the normal course of business.

June 2010 Disposition – The sale of interests in nineteen undeveloped acres (unproved) in Harrison County, Texas for $60,686 was in the normal course of business. The Registrant does not consider the disposition to be material.

Legal Proceedings, page 16

4.	Please reconcile your disclosure here with your disclosure under notes 12 and 13 to your financial statements.

Answer:

First paragraph of Note 12 and Note 13(a) - No disclosure was required in Item 3 (page 16) as the remaining obligation of $20,000 was not considered material (i.e., less than 10% of current assets).

Daleco Resources Corporation
17 Wilmont Mews, 5th Floor, West Chester, PA 19382 * 610.429.0181 * Fax 610.429.0818

Second paragraph of Note 12 - No disclosure was required in Item 3 (page 16) as the Registrant has provided a complete accounting for all such wells. The Registrant considers this to be ordinary routine litigation incidental to the business as the contractual requirements of the parties are set forth in joint operating agreement(s) governing the operations of the properties. There has been no claim for damages and the Registrant is not aware of any substantive basis for such a claim.

Options and Warrants, page 19

5.	Please identify the directors referenced in note (2).

Answer: The Registrant will include the respective names (Gilbert, Amir and Novinskie) in the Form 10-K for the year ending September 30, 2011.

Results of Operations, page 21

6.
In disclosing drivers of the changes underlying your result of operations, please quantify the impact of those drivers, to the extent possible. For example, when you cite a reduction in production resulting from wells being off-line for repair, please disclose the number of wells off-line, the duration of the repair and the extent you believe that period impacted your production for fiscal year 2010. Please also expand your revenue disclosure to quantify how the changes in revenues were impacted by changes in quantities produced or sold versus changes in prices. Please also make similar revisions in your disclosures throughout your management’s discussion and analysis.

Answer:  The Registrant will make revisions to its disclosures in future filings.

Liquidity and Capital Resources, page 22

7.
In light of your working capital deficit, please expand your disclosure to provide prospective information regarding anticipated capital needs over the next 12 months. Please specifically address how you expect your cash position to change over the next year, which current or new obligations you intend to satisfy, and the sources of capital you anticipate will satisfy those needs. Refer to FR-72, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Answer:  The Registrant will expand its disclosures disclosure in future filings.

Daleco Resources Corporation
17 Wilmont Mews, 5th Floor, West Chester, PA 19382 * 610.429.0181 * Fax 610.429.0818

8.
You indicate that you have defaulted on “certain required payments including the payment of a portion of...salaries.” While we note your reference to notes to the consolidated financial statements, expand your disclosure to briefly quantify the amount of default, describe the other required payments besides salaries and clearly articulate how you expect to remediate any such defaults in view of the fact that you do not have a credit or similar facility and that your other sources of cash, such as the sale of assets may not provide immediate liquidity. In this regard, we note your disclosure under note 7 to your financial statements relating to various outstanding debts that do not appear to relate to salary.

Answer:  The Registrant will expand its disclosures in future filings.

Note 2G — Cash and Cash Equivalents; Restricted Cash Deposits, page 36

9.
We note you disclose certain cash deposits that have been restricted in support of financial assurance requirements in certain states. Please expand your disclosure to address the nature of these requirements. Refer to FASB ASC 210-10-S99-l, paragraph 1, as well as the Commission’s Financial Reporting Release section 203.02, “Compensating Balances”.

Answer:  The Registrant will expand its disclosures in future filings.

Note 2L — Revenue Recognition, page 37

10.
We note your income statement reflects well management revenues; however, it is unclear to us how your revenue recognition policy addresses these revenues. Please tell us your revenue recognition policy for well management revenues and revise your disclosure. Alternatively, explain to us how you current policy is sufficient to encompass your well management revenues.

Answer: Revenues derived from the management of wells are determined in accordance with the terms of the joint operating agreement(s) governing the operations of the properties.  The Registrant will expand its disclosure in future filings.

Note 4B — Mineral Properties and Equipment, page 39

11.
We note your operating expenses, depreciation, depletion, amortization and valuation provisions related to your mineral interests significantly exceeds mineral sales. Please tell us how you have considered ASC 360-10-35-21 and the date of your last impairment test for each of your mineral properties. Please also tell us the results of your last impairment evaluation for each property as well as the underlying assumptions used.

Daleco Resources Corporation
17 Wilmont Mews, 5th Floor, West Chester, PA 19382 * 610.429.0181 * Fax 610.429.0818

Answer:

The Registrant is an exploration stage company in respect to its mineral holdings (see note 2 – Description of Business). It has not established large-scale production of any of the mineral properties. During fiscal 2009, it determined that additional efforts to develop the calcium carbonate minerals in New Mexico were no longer warranted primarily as a result of a significant adverse change in the business climate that affected this mineral holding (ASC 360-10-35-21 c.); accordingly, the Registrant recorded a loss on abandonment of $1,976,972.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable (see Note 1j). The date of the Registrant’s last impairment test for its mineral properties was September 30, 2010. Such impairment evaluations were conducted in response to the significant adverse change in the general business climate. The Registrant determined that such change in circumstances did not indicate that the carrying amount of the assets may not be recoverable.

The Registrant’s underlying assumptions in the preparation of the forecasts of future net cash flows expected to be generated include the following:

•	Estimated product prices of comparable products;
•	Estimated mining, production, transportation, distribution, restoration and other costs: and
•	Joint venture sharing arrangements, both in existence (kaolin) and possible (zeolite), and other financing alternatives

Report of Independent Registered Public Accounting Firm on Supplemental Financial Information, page 52

12.
We note you have filed a report from your auditor for your supplemental information on oil and gas producing activities which states that the supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in your auditor’s opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. However, we note you have identified the supplemental information as unaudited. As we note FASB ASC 932-235-50-2 indicates this supplemental information need not be audited, please clarify for us why you have labeled the information unaudited when your auditor appears to have reported on such information, and explain to us why your auditors have included this report in your document.

Daleco Resources Corporation
17 Wilmont Mews, 5th Floor, West Chester, PA 19382 * 610.429.0181 * Fax 610.429.0818

Answer:  In our future filings, the Registrant will not include a report of its independent registered public accounting firm on unaudited supplemental information.

Exhibits 31.1 and 31.2

13.
We note that you have deleted the words “establishing and maintaining” and replaced “registrant” with “small business issuer’ in paragraph 4. Please file an amendment to your Form 10-K that include the entire periodic report and new, corrected certifications that match exactly the form set forth under Item 601 (b)(31) of Regulation S-K.

Answer: The Registrant will modify the certifications to match exactly the form set forth under Item 601 (b)(31) of Regulation S-K in its future filings.

Definitive Proxy Statement on Schedule 14A

General

14.
Provide the information required by (i) Items 401(b) and 402 of Regulation S-K in respect of Richard Blackstone and (ii) Item 402 of Regulation S-K in respect of Robert E. Martin and David Grady. In this regard, we note that Mr. Blackstone is listed as your chief accounting officer and is listed on your beneficial ownership table.

Answer:

Information required by Item 401(b) – Such required information shall be included in the next proxy statement filed by the Registrant.

Information required by Item 402 - Per the instructions to Item 402(m)(2), no disclosure need be provided for any executive officer, other than the PEO, whose total compensation, as so reduced, does not exceed $100,000. Such compensation for each of Messrs. Blackstone, Grady and Martin did not exceed such amount and as such each are not “named executive officers”.

Equity Compensation Plan Information Table, page 15

15.	Please reconcile the disclosure contained here with the disclosure at page 18 under “Securities Authorized for Issuance Under Equity Compensation Plans” in your Form 10-K.

Answer:  The table in the Form 10-K at page 18 only included information related to compensation plans whereas the table in the Proxy Statement included other arrangements which are discussed on pages 19 and 20 of the Form 10-K.

Daleco Resources Corporation
17 Wilmont Mews, 5th Floor, West Chester, PA 19382 * 610.429.0181 * Fax 610.429.0818

Outstanding Equity Awards at 2010 Fiscal Year End Table, page 15

16.
Please reconcile your disclosure that Mr. Novinskie was granted an option to purchase 500,000 shares in December 2009 and that he did not exercise any options in 2010 or 2009 with your disclosure that there are 250,000 shares underlying his unexercised options.

Answer:  Please see footnote to the table in respect to vesting of options – 50% of the option vested in December 2010; accordingly, the 250,000 should not be reflected as exercisable at September 30, 2010.

Certain Relationships and Related Transactions. Page 22

17.
Please reconcile your disclosure here with your disclosure under note 7 to your financial statements in your Form 10-K. In your response, please confirm that you have included all information required by Item 404 of Regulation S-K.

Answer:  Since the beginning of fiscal 2010, The Registrant did not enter into any new agreement with a related party in which the amount involved exceeds $120,000. Information required in respect to indebtedness shall be included in the next proxy statement filed by the Registrant.

Mine Engineering Comments

Form 10-K for Fiscal Year Ended September 30, 2010

Kaolin, page 9

18.
We note you disclose inferred/possible reserves as part of your tabulation of Kaolin mineralized material. Mineralized material is a mineralized body, which has been delineated by appropriate drilling and/or sampling to establish continuity and support an estimate of tonnage and an average grade of the selected materials. Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit costs, grade, recoveries, and other factors concludes economic and legal feasibility. Mineralized material does not include materials estimated by using geologic inference, which are sometimes classed as inferred resources or possible reserves by some evaluators. Please remove your quantities of mineralized materials which incorporate inferred resources or /possible reserves from your tabulations of mineralized materials.

Daleco Resources Corporation
17 Wilmont Mews, 5th Floor, West Chester, PA 19382 * 610.429.0181 * Fax 610.429.0818

Answer: The Registrant will modify its disclosures in future filings.

19.
We note your used an international definition of reserves classification as described in the Minfile Coding Manual. This classification system has no legal basis for disclosure under either Canadian or U.S. reporting standards and is invalid. Please remove all disclosures related to this classification system from your filing.

Answer: The Registrant will modify its disclosures in future filings.

20.	We note your filing references maps filed under exhibit 99.1. Please include the maps with your annual filings each year.

Answer: The Registrant will include the maps with its annual filings each year.

Oil and Gas Engineering Comments

Form 10-K for Fiscal Year Ended September 30, 2010

Production, page 5

21.	For each field that contains 15% or more of your total proved reserves, please disclose the annual production from that field. Please see paragraph (a) of Item 1204 of Regulation S-K.

Answer: Substantially all of the production for Texas is attributable to the Giddings Field. The Registrant will indicate such in the Form 10-K for the fiscal year ending September 30, 2011.

Wells and Acreage, page 6

22.	Please revise your disclosure to include the minimum remaining terms of your undeveloped leases, if material. Please see paragraph (b) of Item 1208 of Regulation S-K.

Answer: The Registrant does not own any undeveloped leases as of September 30, 2010. All the undeveloped acreage is held by production. The Registrant will indicate such in the Form 10-K for the fiscal year ending September 30, 2011.

Proved Reserves, page 6

23.
You state here and on page 53 that you believe your proved undeveloped reserves will be developed within a few years. Proved undeveloped reserves should be developed within five years of first being disclosed as proved reserves. Please revise your disclosure to be more specific as to when your proved undeveloped reserves will be developed. If you do not have an approved development plan you should remove these reserves from the proved category.

Daleco Resources Corporation
17 Wilmont Mews, 5th Floor, West Chester, PA 19382 * 610.429.0181 * Fax 610.429.0818

Answer: Should the Registrant not have a more definitive development plan, it will remove these reserves from the proved category as of its fiscal year ending September 30, 2011.

24.
As you disclosed that your reserves were determined by an independent engineering firm, please revise your document to disclose the qualifications of the individual primarily responsible for overseeing the reserve determination work. Please see paragraph (7) of Item 1202 of Regulation S-K.

Answer: The Registrant will disclose the qualifications of the individual primarily responsible for overseeing the reserve determination work in the Form 10-K for the fiscal year ending September 30, 2011.

25.
Please obtain and file a summary reserve report from the third party engineer. Please have the third party engineer comply with all of paragraph (8) of Item 1202 of Regulation S-K regarding the preparation of his report.

Answer: A summary reserve report from the third party engineer will be sent separately.  The Registrant believes the third party engineer to be in compliance with all of paragraph (8) of Item 1202 of Regulation S-K regarding the preparation of such report.

26.	Please expand your disclosure regarding your proved undeveloped reserves to comply with paragraphs (b)(c)(d) of Item 1204 of Regulation S-K.

Answer: The Registrant will expand its disclosure regarding its proved undeveloped reserves to comply with paragraphs (b)(c)(d) of Item 1204 of Regulation S-K in the Form 10-K for the fiscal year ending September 30, 2011.

The Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

Daleco Resources Corporation
17 Wilmont Mews, 5th Floor, West Chester, PA 19382 * 610.429.0181 * Fax 610.429.0818

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gary J. Novinskie
Gary J. Novinskie
Interim Chief Executive Officer, President and
Chief Financial Officer

cc:	Richard W. Blackstone, Controller
Lee Waddle, Vasquez & Company LLP
C. Warren Trainor, Ehmann, Van Denbergh & Trainor, P.C.